Item 77C. Submission of matters to a vote of security holders.

A special meeting of shareholders of the Cappiello-Rushmore Trust, Inc. (the "Trust") was held on March 19, 2001. The Meeting was held to
(1) propose to liquidate and dissolve the Trust pursuant to the provisions of the Plan of dissolution, liquidation and termination.

The following number of votes were cast with respect to the stated matter:

(1) Liquidation and dissolution of Trust
	For 	  Against	    Abstain
	1,126,713	  44,502.00	    31,511